                                                                    Ex (a)(5)(C)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


______________________________________________ x
ARI ROSNER,                                    :
                                               :
                 Plaintiff,                    :
                                               :
     v.                                        :    Case No. 18043NC
                                               :
VERIO INC., STEVEN C. HALSTEDT, YUKIMASA ITO,  :
JUSTIN L. JASCHKE, JAMES C. ALLEN, TRYGVE E.   :
MYHREN, PAUL J. SALEM, ARTHUR L. CAHOON, and   :
NIPPON TELEGRAPH AND TELEPHONE CORP.,          :
                                               :
                                               :
                                               :
          Defendants.                          :
______________________________________________ x


                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff, by his attorneys, for his class action complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

     1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Verio Inc. ("Verio" or the "Company").

     2. Plaintiff has been the owner of the common stock of the Company since prior to the wrongs herein complained of and continuously to date.

     3. Defendant Verio is a corporation duly organized and existing under the laws of the State of Delaware with principal executive offices at 8005 South Chester Street, Englewood, Colorado. The Company is one of the world's largest operators of Web sites for businesses and a leading provider of comprehensive Internet services with an emphasis on serving the small and medium sized business market. The Company has over 78 million shares of common stock issued and outstanding on a fully diluted basis, held by thousands of shareholders of record, which shares trade on the NASDAQ.

     4. Defendant Nippon Telegraph and Telephone Corporation ("NTT") is a Japanese corporation and is the national telephone company of Japan. NTT owns or controls approximately 11.4% of Verio. NTT acquired its Verio shares for approximately $11 per share.

     5. Defendant Steven C. Halstedt ("Halstedt") is and was at all relevant times Verio's Chairman of the Board.

     6. Defendant Yukimasa Ito is a director of the Company and an officer of NTT Communications Corp.

     7. Defendant Justin L. Jaschke ("Jaschke") is and was at all relevant times Chief Executive Officer, and Director of the Company.

     8.  Defendants James C. Allen, Trygve E. Myhren, Paul J. Salem and Arthur
L. Cahoon are and were at all relevant times directors of the Company.

     9. The Individual Defendants named in paragraphs 5 through 8 constitute the Board of Directors of Verio (the "Board") and are in a fiduciary relationship with plaintiff and the other public stockholders of Verio and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

     10. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     11.  This action is properly maintainable as a class action:

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          a. The Class is so numerous that joinder of all members is impracticable. There were in excess of 78 million shares of Verio common stock outstanding, owned by thousands of shareholders located throughout the country.

          b. There are questions of law and fact which are common to the Class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the Class; and (ii) whether the Class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

          c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

          d. Defendants have acted in a manner which similarly affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

          e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

     12. In September 1999, Verio announced that it had entered into an agreement with NTT Communications, part of the Nippon Telegraph and Telephone group of telecommunications companies, to provide Verio's Web hosting services to the Japanese market. NTT currently holds approximately 9 million shares of Verio's common stock, representing approximately 10% of its outstanding stock. Under the agreement, the entire NTT group of companies will be able to market Verio's Web hosting services to businesses in Japan on a co-branded, "Powered by Verio" basis.

     13. On or about May 7, 2000, Reuters reported that NTT Communications, a unit of Nippon Telegraph and Telephone Corp. would buy the 90 percent of Verio not already owned by NTT for about $60 per share or $5.5 billion. Pursuant to the terms of the transaction, NTT will commence a cash tender offer for Verio no later than May 17, 2000.

     14. The transaction represents a change in control and imposes heightened fiduciary duties on the Individual Defendants to maximize shareholder value and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Verio shareholders.

     15. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the transaction, the Individual Defendants failed to properly inform themselves of Verio's highest transactional value.

     16. According to a May 8, 2000 Bloomberg's article, "[b]oth companies said there was at least one rival suitor for Verio, though they declined to provide details."

     17. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Verio. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrates a clear absence of the exercise of due care and loyalty to Verio's public shareholders.

     18. The Individual Defendants' fiduciary obligations under these circumstances require them to:

          (a) Undertake an appropriate evaluation of Verio's net worth as a merger/acquisition candidate; and

          (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Verio's public shareholders.

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     19.  The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with NTT without making the requisite effort to obtain the best offer possible.

     20. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

          (a) Undertake an appropriate evaluation of Verio's net worth as a merger/acquisition candidate; and

          (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Verio's public shareholders.

     21. As a result of the Individual Defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be irreparably damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

     22. NTT has knowingly aided and abetted the breaches of fiduciary duty committed by Verio and the Individual Defendants.

     23. Unless the proposed transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

     24. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative.

     B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction or any business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     C. In the event the proposed transaction is consummated, rescinding it and setting it aside, or awarding the Class rescissory damages;

     D. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     E. Awarding plaintiff and the Class their costs and disbursements, including plaintiff's counsel and experts' fees and expenses; and

     F. Granting such other and further relief as the Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                            & GODDESS, P.A.


                                       By:__________________________
                                       Suite 1401, Mellon Bank Center
                                       P.O. Box 1070
                                       Wilmington, DE  19899-1070
                                       (302) 656-4433


OF COUNSEL
BULL & LIFSHITZ, LLP
246 West 38th Street
New York, New York  10018


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